# MANOR PRIVATE CAPITAL, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | 31,363 |
| Accounts Receivable | 225,362 |
| Equipment and leasehold improvements, net of accumulated depreciation of $18,407 (Notes 2c and 3) | |
| Other assets | 601 |
| Total assets | $ 257,326 |
| | |
| **LIABILITIES AND CAPITAL** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 13,147 |
| Due to member | 536 |
| Total liabilities | 13,683 |
| | |
| **Commitments and Contingencies (Note 4)** | |
| | |
| **Capital (Note 5)** | 243,643 |
| Total liabilities and capital | $ 257,326 |